Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration Number 333-154975

March 2, 2012

TNP STRATEGIC RETAIL TRUST, INC.

On February 28, 2012, Forbes.com, an online financial news publication, published an article entitled “Anchor Your Portfolio With This Non-Traded REIT” concerning TNP Strategic Retail Trust, Inc. (which we refer to herein as “TNP Strategic Retail Trust” and, together with its subsidiaries, “we,” “our,” and “us”), the full text of which is reproduced below.

Clarifications and Corrections

With the exception of the quotations in the article attributed directly to Mr. Anthony W. Thompson, our Chairman of the Board and Chief Executive Officer and President, the statements in the article represent solely the author’s opinion, which is not endorsed, approved or adopted by us.

We believe that the following information contained in the article is appropriate to clarify or correct:

1. The fifth paragraph of the article states that “[e]ffectively, the non-traded REITs offer the opportunity for predictable cash flow without the daily volatility incumbent in the public markets.” The sixteenth paragraph of the article states that our investment strategy is “differentiated by low volatility.” Additionally, the fourteenth paragraph of the article quotes Mr. Thompson as stating, “Great investing requires both generating returns and controlling risk. TNP invests in high-quality credit-anchored shopping centers that generate risk-aligned returns. In addition to durability and consistency, SRT’s risk-control model strikes a much-needed balance of providing asset protection and exceptional returns.” We are clarifying that an investment in TNP Strategic Retail Trust is subject to a number of risks, including the fact that an investment in our shares is an illiquid investment as there is no trading market for our shares of common stock and that the amount of distributions we make is uncertain and may be funded from sources other than cash from operations. Additionally, we note the risk factors disclosed in our prospectus regarding, among other factors, risks related to the ownership of real estate and our organizational structure. Please see the section of our prospectus entitled “Risk Factors—Investment Risks.”

2. The seventh paragraph of the article states that we were founded in 2009. We wish to clarify that we were formed in September 2008. The registration statement relating to our continuous public offering was declared effective by the Securities and Exchange Commission in August 2009.

3. The eighth paragraph of the article states that our portfolio is “anchored (around 54% credit-anchored) by sound high-quality necessity-branded tenants that have the potential to provide investors with durable dividend yields.” Additionally, the twelfth paragraph of the article states that we pay “a current dividend of 7.0%” and the sixteenth paragraph of the article also references a “7% dividend.” We note that we are subject to the risks inherent in investments in real estate generally and multitenant retail properties in particular. As such we are subject to the risk that an anchor tenant at one of our properties may become insolvent, may suffer a downturn in business, or may decide not to renew its lease, any of which could result in a reduction or cessation in rental payments to us and adversely affect our financial condition and the funds available to pay distributions. For additional discussion of the risks associated with our investments in multitenant retail properties, please see the section of our prospectus entitled “Risk Factors—Risks Associated with Retail Property.” We also note that the amount of any distributions we will make in the future, if any, is uncertain and that to date all of our distributions have been funded with offering proceeds and have constituted a return of capital. To the extent future distributions are funded from offering proceeds we will have less funds to use for investments, which may lower the overall return to our investors.

4. The eleventh paragraph of the article states that our portfolio consists of “13 assets including 1.4 million square feet and 230,000 square feet of land (46.5 acres).” We wish to clarify that as of February 28, 2012 (the date of the publication of the article), our portfolio consisted of 14 retail properties encompassing approximately 1,448,883 leasable square feet and approximately 46.5 acres of undeveloped land.

5. The fifteenth paragraph of the article states that “[s]everal non-traded REITs recently announced plans to convert to publicly-traded platforms and these recent IPOs (proposed American Realty Capital Trust, W.P. Carey and Empire State Trust) should pave the way for other non-traded REITs (like SRT) to soon enter the highly liquid capital markets space.” Under our organizational documents, our board of directors is not required to effectuate a liquidity event by a certain date and there can be no assurance that we will cause a liquidity event to occur within any specific period of time (or at all) or that we will ultimately elect to pursue a liquidity event of the type referenced in the article.

Forbes.com is a global provider of financial and investment news and information and is in the business of, among other things, publishing written communications. Forbes.com is unaffiliated with TNP Strategic Retail Trust and its affiliates, including Thompson National Properties, LLC, and neither TNP Strategic Retail Trust nor any of its affiliates made any payment or gave any consideration to Forbes.com, or the author of the article, to prepare the following article.

Forbes.com

2/28/2012

Anchor Your Portfolio With This Non-Traded REIT

Brad Thomas, Contributor

In today’s volatile economic environment, many accredited investors are seeking investment alternatives that have little or no correlation to the financial markets and ones that typically deliver durable income with asset appreciation potential.

Accordingly, these investors are typically seeking to gain access to well-balanced, risk-adjusted opportunities where total returns are enhanced through opportunistic value-add strategies.

Conversely, many investors are seeking options to balance unpredictable stock market performance with less volatile alternatives.

Because non-traded REITs do not directly correlate with movements in the stock and bond markets, these commercial real estate investments may help to stabilize a diverse asset selection strategy. Many non-traded REIT investors are seeking greater exposure to long-term, non-correlating alternative investments that provide the potential for consistent income with less volatility, due to the illiquid nature of the non-traded REIT investment.

Most publicly traded REITs are correlated to the financial markets because of heavy trading and pressure by research analysts to demonstrate growth quarter after quarter. Effectively, the non-traded REITs offer the opportunity for predictable cash flow without the daily volatility incumbent in the public markets. Unlike publicly-listed REITs, non-traded REITs do not trade on a stock exchange and the disciplined non-traded REIT investor is compensated for the lack of liquidity and higher yield.

Diversify with Core Retail-Anchored Assets

Due to stable occupancy trends and strong retail sales, necessity-based retail has performed better than most other asset sectors in recent years. Unlike many of the real estate asset sectors, necessity retail has maintained a soundly differentiated operating structure driven by consumer staples and need-based products. Grocery stores, drug stores, dollar stores, and discount stores have all become risk-aligned, income generators providing the potential for long-term, stable and growing cash flow alternatives.

TNP Strategic Retail Trust is an Irvine-based non-traded REIT that invests in core, value-add necessity-anchored shopping centers. Founded in 2009 by Anthony W. (“Tony”) Thompson, TNP Strategic Retail Trust invests in retail properties leased to many nationally and regionally recognized necessity brand tenants including Wal-Mart, Longs/CVS, Kroger/Ralph’s, Publix, Tom Thumb/Safeway, Fresh & Easy, and Bi-Lo.

The REIT’s portfolio is anchored (around 54% credit-anchored) by sound high-quality necessity-branded tenants that have the potential to provide investors with durable dividend yields. This credit-anchored portfolio aims to provide investors with a uniquely diversified income model with a strategically risk-aligned portfolio–aimed to protect principal (first) and create growth (second).

Add Value and Increase Yield

TNP Strategic Retail Trust is differentiated by its publicly-traded and non-traded peers for its value-add advantages. Unlike other shopping center REITs, TNP Strategic invests in assets of which many are acquired below replacement cost and are typically 20% to 30% vacant.

This strategically-aligned differentiation provides investors with the opportunity for upside through lease-up (of vacancies) and rent stabilization. In addition, TNP Strategic Retail Trust seeks opportunities where there is excess land and development opportunities–further enhancing investor return potential.

The company’s opportunistic investment approach has resulted in a growing portfolio of 13 assets including 1.4 million square feet and 230,000 square feet of land (46.5 acres)–making for significant upside potential. To date, TNP Strategic has its acquired credit-anchored assets at a weighted average cap rate of 8.3% and the risk-aligned value-add components should provide accretive income to the investment objective.

TNP pays a current dividend of 7.0% and is the only non-traded REIT that provides quarterly property valuations. Transparency (in valuations) is essential to a non-traded investment product and TNP Strategic has made great strides with creating strong equity growth.

Anthony W. “Tony” Thompson is chairman and CEO of TNP Strategic Trust and is its largest shareholder. Thompson founded Triple Net Properties in 1998 and under his leadership he raised nearly $3 billion in equity from various investment programs. Thompson is also CEO of Thompson National Properties and chairman of Sterling Colleges Board of Trustees.

Thompson explains his differentiated risk-aligned strategy: “Great investing requires both generating returns and controlling risk. TNP invests in high-quality credit-anchored shopping centers that generate risk-aligned returns. In addition to durability and consistency, SRT’s risk-control model strikes a much-needed balance of providing asset protection and exceptional returns.”

Several non-traded REITs recently announced plans to convert to publicly-traded platforms and these recent IPOs (proposed American Realty Capital Trust, W.P. Carey and Empire State Trust) should pave the way for other non-traded REITs (like SRT) to soon enter the highly liquid capital markets space. For now, TNP provides non-traded REIT investors with a targeted necessity-driven model accented by value-add components that provide exceptional yield enhanced returns.

This alternative “anchor and buoy” investment opportunity is a sound income strategy differentiated by low volatility and above average returns (7% dividend).

Disclaimer: TNP Strategic Retail Trust is available to qualified investors only. Please consult your independent broker-dealer or financial representative for further information. Brad Thomas was an employee of Thompson National Properties in 2007-2008 and he has no ownership in TNP Strategic Retail Trust as of the date of this article.

TNP Strategic Retail Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents TNP Strategic Retail Trust has filed with the SEC for more complete information about TNP Strategic Retail Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TNP Strategic Retail Trust, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-982-7846.